Exhibit 12.1

Church & Dwight Co., Inc

Ratio of Earnings to Fixed Charges

	Three months ended	Years ended December 31,
	April 2, 2004	2003	2002	2001	2000	1999
Interest Expense	4,104	18,214	22,027	11,154	4,856	2,760
Capitalized Interest	27	403	603	432	284	421
Deferred Financing Amortization	427	2,187	1,947	1,318	—	—
Interest in Rent Expense	701	2,805	2,937	1,666	922	896

Total Fixed Charges	5,259	23,609	27,514	14,570	6,062	4,077

Total Rent Exp.	2,125	8,501	8,901	5,048	2,794	2,715
Interest rate	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%
Interest exp in rent	701	2,805	2,937	1,666	922	896

Income before taxes and minority interest	44,642	116,965	101,235	77,744	52,161	72,703
Plus:
Fixed Charges	5,259	23,609	27,514	14,570	6,062	4,077
Amort. of cap. Interest	67	246	204	161	131	102
Distributed income from equity invest.	1,218	4,570	4,670	6,350	4,132	3,354

Less:
Cap. Interest	(27)	(403)	(603)	(432)	(284)	(421)
Income in earnings from affiliates	(9,824)	(28,632)	(21,520)	6,195	(3,011)	(6,366)
Min int. in pre-tax income of subs’ that have not incurred fixed charges	(6)	(30)	(143)	(3,889)	(287)	(525)

Total Earnings	41,329	116,325	111,357	100,699	58,904	72,924

Ratio	7.86	4.93	4.05	6.91	9.72	17.89